Limited Liability Company Agreement of Griggs Mutual Holdings, LLC dba TGS Financial System/Kribsavup
A Single Member Limited Liability Company

This Limited Liability Company Agreement ("Agreement") of Griggs Mutual Holdings, LLC dba TGS Financial System/Kribsavup, ("Company"), is executed and agreed to, for good and valuable consideration, by Timothy Griggs ("Member").

I.   Formation.

(a) **State of Formation.** This Agreement is for Griggs Mutual Holdings, LLC dba TGS Financial System/Kribsavup, a manager-managed California limited liability company formed under and pursuant to California law.

(b) **Operating Agreement Controls.** To the extent that the rights or obligations of the Member, or the Company under provisions of this Agreement differ from what they would be under California law absent such a provision, this Agreement, to the extent permitted under California law, shall control.

(c) **Primary Business Address.** The location of the primary place of business of the Company is:

133 Cascade Creek, BEAUMONT, California 92223, or such other location as shall be selected from time to time by the Member.

(d) **Registered Agent and Office.** The Company's initial agent ("Agent") for service of process is Timothy Griggs. The Agent's registered office is 133 Cascade Creek, Beaumont, California 92223-7353. The Company may change its registered office, its registered agent, or both, upon filing a statement with the California Secretary of State.

(e) **No State Law Partnership.** No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II. Purposes and Powers.

(a) **Purpose.** The Company is created for the following business purpose:

Griggs Mutual Holdings, LLC dba TGS Financial System/Kribsavup is a social fintech application that prepares users for homeownership.

(b) **Powers.** The Company shall have all of the powers of a limited liability company set forth under California law.

(c) **Duration.** The Company's term shall commence upon the filing of an articles of organization and all other such necessary materials with the state of California. The Company will operate until terminated as outlined in this Agreement unless:

    (i)   The Member vote unanimously to dissolve the Company;

    (ii)   No Member of the Company exists, unless the business of the Company is continued in a manner permitted by California law;

(iii) It becomes unlawful for either the Member or the Company to continue in business;

(iv) A judicial decree is entered that dissolves the Company; or

(v) Any other event results in the dissolution of the Company under federal or California law.

III.   Member.

(a) **Member.** The sole member of Griggs Mutual Holdings, LLC dba TGS Financial System/Kribsavup at the time of adoption of this Agreement is Timothy Griggs .

(b) **Initial Contribution.** The Member shall make an initial contribution to the company. The initial contributions shall be as described in Attachment A, "Initial Contributions of the Member."

No Member shall be entitled to interest on their initial contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their initial contribution.

(c) **Limited Liability of the Members.** Except as otherwise provided for in this Agreement or otherwise required by California law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective initial contribution. The Member shall look solely to the Company property for the return of their initial contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such initial contributions, or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

(d) **Creation or Substitution of New Members.** Any Member may assign in whole or in part its membership interest only with the prior written consent of all Members.

(i) **Entire transfer.** If a Member transfers all of its membership interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its Agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

(ii) **Partial transfer.** If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

(iii) **Voting.** Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

(e) **Member Voting.**

(i) **Voting power.** In the event that the Company has multiple Members simultaneously, the Company's Members shall each have voting power equal to its share of Membership Interest in the Company.

(f) **Members' Duty to File Notices.** The Member shall be responsible for preparation, maintenance, filing, and dissemination of all necessary returns, notices, statements, reports, minutes, or other information to the Internal Revenue Service, the state of California, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with the section titled "Notices" below. The Member may delegate this responsibility to an officer or a manager at the Members' sole discretion.

(g) **Fiduciary Duties of the Members.** The Member shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is a manager or an officer of the Company, in which instance they shall owe only the respective fiduciary duties of a manager or officer, as applicable. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

IV. Accounting and Distributions.

(a) **Fiscal Year.** The Company's fiscal year shall end on the last day of December.

(b) **Distributions.** Distributions shall be issued, as directed by the Company's Treasurer or Assistant Treasurer, on a monthly basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of membership interest in the Company.

V.   Tax Treatment Election.

(a) **Tax Designation.** The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Member may elect for the Company to be treated as a C-Corporation or a S-Corporation at any time.

VI.   Board of Managers.

(a) **Creation of a Board of Managers.** The Member shall create a board of managers ("Board") consisting of managers appointed at the sole discretion of the Member and headed by the Chairman of the Board. The Member may serve as managers and may appoint a Member to serve as the chairman ("Chairman"). The Member may determine at any time in their sole and absolute discretion the number of managers to constitute the Board, subject in all cases to any requirements imposed by California law. The authorized number of managers may be increased or decreased by the Member at any time in their sole and absolute discretion, subject to California law. Each manager elected, designated, or appointed shall hold office until a successor manager is elected and qualified or until such manager's earlier death, resignation, or removal.

(b) **Powers and Operation of the Board of Managers.** The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Company's purposes described herein, including all powers, statutory or otherwise.

(i)   **Meetings.** The Board may hold meetings, both regular and special, within or outside California. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

Special meetings of the Board may be called by the Chairman on not less than one day's notice to each manager by telephone, electronic mail, facsimile, mail, or any other means of communication.

1. At all meetings of the Board, a majority of the managers shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the managers present at such meeting may adjourn the meeting until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all managers consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

2. Managers may participate in meetings of the Board by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the primary business address of the Company.

(c) **Compensation of Managers.** The Board shall have the authority to fix the compensation of managers. The managers may be paid their expenses, if any, of attendance at meetings of the Board, which may be a fixed sum for attendance at each meeting of the Board or a stated salary as manager. No such payment shall preclude any manager from serving the Company in any other capacity and receiving compensation therefor.

(d) **Removal of Managers.** Unless otherwise restricted by law, any manager or the entire Board may be removed, with or without cause, by the Member, and any vacancy caused by any such removal may be filled by action of the Member.

(e) **Managers as Agents.** To the extent of their powers set forth in this Agreement, the managers are agents of the Company for the purpose of the Company's business, and the actions of the managers taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement, no manager may bind the Company.

(f) **No Power to Dissolve the Company.** Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board shall be authorized or empowered, nor shall they permit the Company, without the affirmative vote of the Member, to institute proceedings to have the Company be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company's inability to pay its debts generally as they become due, or, to the fullest extent permitted by law, take action in furtherance of any such action.

(g) **Duties of the Board.** The Board and the Member shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Board also shall cause the Company to:

   (i)   Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

   (ii)   At all times hold itself out as being a legal entity separate from the Member and any other person and conduct its business in its own name;

(iii) File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

(iv) Not commingle its assets with assets of the Member or any other person, and separately identify, maintain and segregate all Company assets;

(v) Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

(vi) Maintain an arm's length relationship with the Members, and, with respect to all business transactions entered into by the Company with the Member, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

(vii) Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

(viii) Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

(ix) Allocate fairly and reasonably any overhead for shared office space;

(x)   Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

(xi)   Correct any known misunderstanding regarding its separate identity;

(xii)   Maintain adequate capital in light of its contemplated business purposes;

(xiii) Cause its Board to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other California limited liability company formalities;

(xiv)   Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

(xv)   Not require any obligations or securities of the Members; and

(xvi)   Observe all other limited liability formalities.

Failure of the Board to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

(h) **Prohibited Actions of the Board.** Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board on behalf of the Company, shall, without the unanimous approval of the Board, do any of the following:

(i) Guarantee any obligation of any person;

(ii) Engage, directly or indirectly, in any business or activity other than as required or permitted to be performed pursuant to the Company's purpose as described above;

(iii) Incur, create, or assume any indebtedness other than as required or permitted to be performed pursuant to the Company's Purpose as described above.

VII. Officers.

(a) **Appointment and Titles of Officers.** The initial officers shall be appointed by the Member and shall consist of at least a Chairman, a Secretary and a Treasurer. Any additional or substitute officers shall be chosen by the Board. The Board may also choose one or more President, Vice-President, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person. The Board may appoint such other officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The officers and agents of the Company shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the Member or the Board may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board. Any vacancy occurring in any office of the Company shall be filled by the Board. Unless the Board decides otherwise, if the title of an officer is one commonly used for officers of a limited liability company formed under California law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

(i) **Chairman.** The Chairman shall be the chief executive officer of the Company, shall preside at all meetings of the Board, shall be responsible for the general and active management of the business of the Company and shall see that all orders and resolutions of the Board are carried into effect. The Chairman shall execute all contracts on behalf of the Company, except:

    1. Where required or permitted by law or this Agreement to be otherwise signed and executed;

    2. Where signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Company.

(ii) **President.** In the absence of the Chairman or in the event of the Chairman's inability to act, the President shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The President shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(iii) **Vice-Presidents.** In the absence of the Chairman and President or in the event of their inability to act, any Vice-Presidents in the order designated by the Board (or, in the absence of any designation, in the order of their election) shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. Vice-Presidents, if any, shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(iv) **Secretary and Assistant Secretary.** The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend all meetings of the Members and record all the proceedings of the meetings of the Company and of the Members in a book to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the Members, as required in this Agreement or by California law, and shall perform such other duties as may be prescribed by the Board or the Chairman, under whose supervision the Secretary shall serve. The Secretary shall cause to be prepared such reports and/or information as the Company is required to prepare by applicable law, other than financial reports. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Members (or if there be no such determination, then in order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(v) **Treasurer and Assistant Treasurer.** The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company according to generally accepted accounting practices, using a fiscal year ending on the last day of the month of December. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Treasurer shall distribute the Company's profits to the Member. The Treasurer shall disburse the funds of the Company as may be ordered by the Board and shall render to the Chairman and to the Board, at its regular meetings or when the Board Members so require, an account of all of the Treasurer's transactions and of the financial condition of the Company. As soon as practicable after the end of each fiscal year of the Company, the Treasurer shall prepare a statement of financial condition as of the last day of the Company's fiscal year, and a statement of income and expenses for the fiscal year then ended, together with supporting schedules. Each of said annual statements shall be prepared on an income tax basis and delivered to the Member forthwith upon its preparation. In addition, the Treasurer shall keep all financial records required to be kept pursuant to California law. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(b) **Officers as Agents.** The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company.

VIII. Fiduciary Duties of the Board and Officers.

(a) **Loyalty and Care.** Except to the extent otherwise provided herein, each manager and officer shall have a fiduciary duty of loyalty and care similar to that of managers of business corporations organized under the laws of California.

(b) **Competition with the Company.** The managers and officers shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Board of managers excluding the interested manager, consents thereto. The managers and officers shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Board of managers excluding the interested manager, consents thereto.

(c) **Duties Only to the Company.** The managers' and officers' fiduciary duties of loyalty and care are to the Company and not to the other managers or other officers. The managers and officers shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other managers, but shall owe no such duties to officers unless the officer is a manager. A manager or officer who so performs their duties shall not have any liability by reason of being or having been a manager or an officer.

(d) **Reliance on Reports.** In discharging the manager's or officer's duties, a manager or officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

(i) One or more Member, managers, or employees of the Company whom the manager reasonably believes to be reliable and competent in the matters presented.

(ii) Legal counsel, public accountants, or other persons as to matters the manager or officer reasonably believes are within the persons' professional or expert competence.

(iii) A committee of Members or managers of which the affected manager or officer is not a participant, if the manager or officer reasonably believes the committee merits confidence.

IX. Dissolution.

(a) **Limits on Dissolution.** The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established above.

Notwithstanding any other provision of this Agreement, the bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

(b) **Winding Up.** Upon the occurrence of any event specified in the earlier "Duration" section above, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members, one or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

(c) **Distributions in Kind.** Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

(d) **Termination.** The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with California shall have been canceled in the manner required by California law.

(e) **Accounting.** Within a reasonable time after complete liquidation, the Company Treasurer shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

(f) **Limitations on Payments Made in Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its initial contribution and shall have no recourse for its initial contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

(g) **Notice to California Authorities.** Upon the winding up of the Company, the Member with the highest percentage of membership interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with California and any other appropriate state or federal authorities or agencies as may be required by law.

X.   Exculpation and Indemnification.

(a) No Member, manager, officer, employee, or agent of the Company and no employee, agent, or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit, or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage, or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

(c) A Covered Person shall be fully protected in relying in good faith upon the records of the

Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(d) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(e) The foregoing provisions of this article shall survive any termination of this Agreement.

XI.   Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article X or under applicable law.

XII.   General Provisions.

(a) **Notices.** All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

(b) **Number of Days.** In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

(c) **Execution of Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

(d) **Severability.** The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

(e) **Headings.** The Article and Section headings in this Agreement are for convenience, and they form no part of this Agreement and shall not affect its interpretation.

(f) **Controlling Law.** This Agreement shall be governed by and construed in all respects in accordance with the laws of California (without regard to conflicts of law principles thereof).

(g) **Application of State Law.** Any matter not specifically covered by a provision of this

Agreement shall be governed by the applicable provisions of California law.

(h) **Amendment.** This Agreement may be amended only by written consent of the Board and the Member. Upon obtaining the approval of any such amendment, supplement, or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed, and filed in accordance with California law.

(i) **Entire Agreement.** This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Member has executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of March 10, 2025.

Attachment A
Initial Contributions of the Member

The initial contributions of the Member of Griggs Mutual Holdings, LLC dba TGS Financial System/Kribsavup are as follows:

Contribution:
Cash: $236,000.00
Griggs Mutual Holdings, LLC will issues 1,000,0000 shares to Timothy Griggs - CEO

This Single Member LLC Operating Agreement is executed and agreed to by:

Timothy Griggs

Timothy Griggs
tgriggs@TGSfinsys.com
March 10, 2025 at 08:07 pm
Recorded at IP 47.151.222.128